EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Alaska Air Group, Inc.

(In thousands, except ratios)	2008	2007	2006	2005	2004
Earnings:
Income (loss) before income tax expense (benefit) and accounting change	$(213,200)	$200,500	$(90,700)	$137,200	$(20,600)
Less: Capitalized interest	(23,200)	(27,800)	(24,700)	(8,900)	(1,700)
Add:
Interest on indebtedness	99,800	86,100	76,100	61,698	49,801
Amortization of debt expense	2,500	1,900	1,900	1,308	1,220
Amortization of capitalized interest	6,544	5,783	4,872	4,785	4,855
Portion of rent under long-term operating leases representative of an interest factor	104,493	111,181	106,874	108,283	102,514

Earnings Available for Fixed Charges	$(23,063)	$377,664	$74,346	$304,374	$136,090

Fixed Charges:
Interest	99,800	86,100	76,100	61,698	49,801
Amortization of debt expense	2,500	1,900	1,900	1,308	1,220
Portion of rent under long-term operating leases representative of an interest factor	104,493	111,181	106,874	108,283	102,514

Total Fixed Charges	$206,793	$199,181	$184,874	$171,289	$153,535

Ratio of Earnings to Fixed Charges	(0.11)	1.90	0.40	1.78	0.89

Coverage deficiency	$229,856	$—	$110,528	$—	$17,445